

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via Email</u>
Mr. Frank Guidone
Chief Executive Officer
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

      Re: Measurement Specialties, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2013
              Filed June 5, 2013
              File No.: 001-11906

Dear Mr. Guidone:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kevin L. Vaughn

                            Kevin L. Vaughn
                            Accounting Branch Chief